UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Commission File Number: 0-20055

Consolidated Envirowaste Industries Inc.

(Translation of registrant’s name into English)

27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☑	FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☑	NO ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES
EXHIBIT A
EXHIBIT B

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC. (Registrant)

Date June 5, 2003	By:	“Douglas R. Halward” (Signature)

Douglas R. Halward, President (Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:	BC Form 51-901F together with schedules A (unaudited financial statements for the six months ended March 31, 2003), B (supplementary information) and C (management discussion and analysis)

EXHIBIT B:	News release dated May 30, 2003

EXHIBIT A

British Columbia Securities Commission		QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

ISSUER DETAILS

For Quarter Ended:	March 31, 2003
Date of Report:	May 30, 2003

Name of Issuer:	Consolidated Envirowaste Industries Inc.
Issuer Address:	27715 Huntingdon Road, Abbotsford, B.C. V4X 1B6

Issuer Fax Number:	(604) 856-5644
Issuer Telephone Number:	(604) 856-6836

Contact Name:	Doug Halward
Contact Position:	President
Contact Telephone Number:	(604) 856-6836
Contact Email Address:	wade@envirowaste.ca

Web Site Address:	Not applicable

CERTIFICATE

The one schedule required to complete this Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Name: “Douglas Halward”	Date Signed: May 30, 2003

Director’s Name: “James Darby”	Date Signed: May 30, 2003

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Financial Statements

March 31, 2003 and 2002

Index

Consolidated Balance Sheet

Consolidated Statement of Operations and Deficit

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

Schedule of Consolidated Cost of Sales

Schedule of Consolidated Direct Selling Expenses

Schedule of Consolidated General and Administrative Expenses

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET
March 31, 2003 and 2002

	March 31	March 31	September 30
	2003	2002	2002

ASSETS
Current
Cash and cash equivalents	$2,137,092	$1,952,088	$2,559,153
Term deposit, restricted			805,840
Accounts receivable	3,062,147	3,218,115	2,349,973
Inventories (note 2)	1,376,462	1,466,577	1,084,342
Refundable income taxes	—	12,103	75,586
Future income tax asset	323,294	—	349,758
Prepaid expenses and deposits	251,512	199,813	281,538

	7,150,507	6,848,696	7,506,190
Capital assets (note 3)	6,448,170	6,457,015	5,949,589
Assets under capital leases (note 4)	2,581,029	62,617	2,200,503
Future income tax asset	233,142	—	252,227
Other assets (note 5)	41,619	870,274	56,797

	$16,454,467	$14,238,602	$15,965,306

LIABILITIES
Current
Demand loans, secured (note 6)	$650,000	$368,167	$—
Accounts payable and accrued liabilities	2,155,966	2,544,520	2,531,284
Income taxes payable	67,701	—	—
Deferred revenue	146,431	235,900	124,946
Principal of long-term debt due within one year	939,981	1,821,057	1,078,108
Principal of capital lease obligations, due within one year	508,413	24,371	415,048

	4,468,492	4,994,015	4,149,386
Long-term debt (note 7)	1,394,580	2,552,248	1,404,372
Obligations under capital leases (note 8)	1,951,040	48,264	1,762,919
Loans payable (note 9)	2,437,309	2,460,873	2,386,312

	10,251,421	10,055,400	9,702,989

SHAREHOLDERS’ EQUITY
Share capital (note 10)	15,323,082	15,316,422	15,316,422
Unrealized foreign exchange gain	438,158	384,067	404,578
Deficit	(9,558,194)	(11,517,287)	(9,458,683)

	6,203,046	4,183,202	6,262,317

	$16,454,467	$14,238,602	$15,965,306

Commitments (note 13)

Approved by the Directors:

“signed”	“signed”

Douglas R. Halward	James E.H. Darby

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
For the six months ended March 31, 2003 and 2002

	3 months	3 months	6 months	6 months
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002

Revenue
Bulk	$518,339	$494,783	$977,455	$934,268
Packaged products	592,133	752,289	720,732	857,090
Tipping fees (net)	4,498,395	4,225,217	9,221,668	10,478,113

	5,608,867	5,472,289	10,919,855	12,269,471
Cost of sales (schedule)	3,361,356	3,290,826	6,717,544	7,626,264

Gross margin	2,247,511	2,181,463	4,202,311	4,643,207
Direct selling expenses (schedule)	931,298	1,194,105	1,878,437	2,350,261
General and administrative expenses (schedule)	1,253,944	1,212,781	2,438,726	2,394,457

Operating earnings (loss)	62,269	(225,423)	(114,852)	(101,511)
Other income
Interest and sundry	86,437	24,689	98,698	38,841
Provision for performance incentives	—	—	—	(100,000)
Gain on disposal of capital assets	55,832	248,673	56,710	252,423

Earnings before income taxes	204,538	47,939	40,556	89,753
Income taxes (note 14)	106,662	—	140,067	—

Net earnings (loss) for the period	$97,876	$47,939	(99,511)	89,753

Deficit, beginning of year			(9,458,683)	(11,607,040)

Deficit, end of period			$(9,558,194)	$(11,517,287)

Earnings (loss) per share — basic	$0	$0	$(0)	$0

Earnings (loss) per share — fully diluted	$0	$—	$(0)	$0

Weighted average number of common shares outstanding — basic	9,986,299	9,930,466	9,981,244	9,922,041

Weighted average number of common shares outstanding — fully diluted	10,151,666	10,025,461	10,017,036	10,146,611

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended March 31, 2003 and 2002

	3 months	3 months	6 months	6 months
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002

Cash flows from (used in) operating activities
Net earnings (loss) for the period	$97,876	$47,939	$(99,511)	$89,753
Items not involving cash:
Amortization	585,904	658,135	1,174,164	1,328,706
Gain on disposal of capital assets	(55,832)	(248,673)	(56,710)	(252,423)
Unrealized foreign exchange gain	97,412	1,966	33,805	29,861
Future income taxes	39,541	—	45,549	—

	764,901	459,367	1,097,297	1,195,897
Cash generated from (used in) operating working capital:
Accounts receivable	(923,919)	(811,162)	(712,174)	10,456
Inventories	(93,420)	(225,787)	(292,120)	(371,777)
Refundable income taxes	41,840	(5,732)	75,586	(12,103)
Prepaid expenses and deposits	34,934	106,253	30,026	124,806
Accounts payable and accrued liabilities	161,547	282,933	(375,318)	(143,328)
Income taxes payable	67,701	—	67,701	—
Deferred revenue	88,916	(95,213)	21,485	(194,236)
Current portion of long-term debt	(222,032)	(117,984)	(138,127)	(158,592)
Current portion of capital lease obligations	91,315	655	93,365	(8,127)

	11,783	(406,670)	(132,279)	442,996

Cash flows from (used in) financing activities
Decrease in long-term debt, net	(312,136)	(394,542)	(9,792)	(811,221)
Increase (decrease) in obligations under capital leases, net	302,139	(6,417)	188,121	(12,472)
Increase in loans payable	241,115	168,451	50,997	168,451
Issuance of share capital	6,660	24,375	6,660	24,375

	237,778	(208,133)	235,986	(630,867)

Cash flows from (used in) investing activities
Acquisition of capital assets	(609,517)	(21,990)	(1,474,644)	(284,697)
Proceeds from the sale of capital assets	133,396	411,442	134,331	415,192
Acquisition of assets under capital leases	(641,295)	—	(641,295)	—
Acquisition of other assets, net	—	(1,209)	—	(797,609)

	(1,117,416)	388,243	(1,981,608)	(667,114)

Decrease in cash and cash equivalents	(867,855)	(226,560)	(1,877,901)	(854,985)
Cash and cash equivalents, beginning of period	2,354,947	1,810,481	3,364,993	2,438,906

Cash and cash equivalents, end of period	1,487,092	$1,583,921	1,487,092	$1,583,921

Represented as:
Cash and cash equivalents	$2,137,092	$1,952,088	$2,137,092	$1,952,088
Demand loans, secured	(650,000)	(368,167)	(650,000)	(368,167)

	$1,487,092	$1,583,921	$1,487,092	$1,583,921

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003 and 2002

1.	Significant Accounting Policies

(a)	Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of these financial statements. All dollar amounts are reported in Canadian funds.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S. subsidiaries, Consolidated Resource Recovery Inc. — Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. — Georgia operations (“Greencycle”), a Georgia corporation.

(c)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates

(d)	Inventories

Inventories of raw materials are valued at the lower of cost and net realizable value. Inventories of work-in-process and finished goods are valued at the lower of standard cost and net realizable value

(e)	Capital Assets

Capital assets are recorded at historical cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates prorated from initial utilization:

Plant	5% & 33%
Land improvements	8%
Equipment	10%, 15%, 20% & 33%
Office equipment	20%
Leasehold improvements	20%
Computer equipment	20%, 30%, & 33%
Bag plates and artwork	20% & 50%
Automotive equipment	20% & 30%

(f)	Assets Under Capital Leases

Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as capital assets.

(g)	Other Assets

Trademarks	Recorded at cost; amortized on a straight-line basis over 10 years.
Goodwill	Recorded at cost; amortized on a straight-line basis over 10 years.
Technology license	Recorded at cost; amortized on a straight-line basis over 20 years.
Deferred acquisition costs	Recorded at cost; amortized on a straight-line basis over 4 years.

1.	Significant Accounting Policies (continued)

(h)	Foreign Currency Translation

The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains are presented as a component of equity.

(i)	Cash equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at March 31, 2003, cash equivalents were $755,238 (March 31, 2002 — $1,400,546; September 30, 2002 — $1,251,042).

(j)	Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of “The Handbook of the Canadian Institute of Chartered Accountants”. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

(k)	Stock-based Compensation

Stock-based compensation is accounted for following the guidelines set out in the Canadian Institute of Chartered Accountants (“CICA) Handbook, Section 3870. As permitted by the CICA Handbook, Section 3870, the Company has chosen not to recognize consideration paid by employees on exercise of stock options to its employees. Any consideration paid by employees on exercise of stock options is credited to capital stock. The Company is required to provide pro-forma information with regard to its net income as if the compensation cost for the Company’s stock option plan had been determined in accordance with the fair value based method prescribed in the CICA Handbook, Section 3870.

(l)	Earnings per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments which assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

2.	Inventories

	March 31,	March 31,	September 30,
	2003	2002	2002

Raw materials and supplies	715,717	754,819	712,527
Work-in-process	51,234	56,241	55,697
Finished goods	609,511	655,517	316,118

	1,376,462	1,466,577	1,084,342

3.	Capital Assets

	March 31,			March 31,	September 30,
	2003			2002	2002

		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value

Land	1,603,295	$—	1,603,295	745,948	1,603,295
Plant	1,432,560	715,659	716,901	618,106	751,438
Land improvements	608,016	394,817	213,199	166,436	145,734
Equipment	8,497,157	5,096,732	3,400,425	4,600,735	3,142,417
Office equipment	108,881	89,272	19,609	11,832	21,133
Leasehold improvements	193,714	153,019	40,695	65,757	52,103
Computer equipment	321,215	286,234	34,981	51,803	36,512
Bag plates and artwork	380,469	333,762	46,707	58,186	49,070
Automotive equipment	592,053	451,919	140,134	138,212	147,887
Construction-in-progress	232,224	—	232,224	—	—

	13,969,584	7,521,414	6,448,170	6,457,015	5,949,589

4.	Assets Under Capital Leases

	March 31,			March 31,	September 30,
	2003			2002	2002

		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value

Equipment	3,046,528	474,047	2,572,481	41,549	2,185,695
Office equipment	49,631	41,083	8,548	21,068	14,808

	3,096,159	515,130	2,581,029	62,617	2,200,503

5.	Other Assets

	March 31,	March 31,	September 30,
	2003	2002	2002

Deferred costs, net of accumulated amortization of $228,496	—	21,902	9,926
(March 31, 2002 — $206,594; September 30, 2002 — 218,570)
Goodwill, net of accumulated amortization of $47,651	25,662	32,992	29,327
(March 31, 2002 — $40,321; September 30, 2002 $43,986)
Trademarks, net of accumulated amortization of $15,976	14,984	18,079	16,532
(March 31, 2002 — $12,881; September 30, 2002 — $14,428)
Technology license, net of accumulated amortization of $584	973	1,051	1,012
(March 31, 2002 — $506; September 30, 2002 — $545)
Performance bond, at cost	—	796,250	—

	41,619	870,274	56,797

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

6.	Demand Loans, Secured

(a)	At March 31 2002, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities which included a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 2% per annum, a peak period revolving demand loan of $250,000 bearing interest a RBP plus 2.5% per annum, and a standby demand instalment/reducing loan or lease line of $250,000 bearing interest a RBP plus 2.5% per annum or at scheduled lease rates at time of draw down. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see Note 9) The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. At March 31, 2003, borrowings outstanding on the revolving operating lines of credit were $650,000 (March 31, 2002 — $359,000; September 30, 2002 — nil). The standby loan/lease has no been drawn on. A demand mortgage which was repaid in full in April, 2002, had $9,167 outstanding as at March 31, 2002.

(b)	At March 31, 2003, the Company’s Florida subsidiary, CRRI, had lending facilities consisting of a revolving line of credit of US $300,000 (Cdn $440,340), equipment lease facilities totalling US $1,700,000 (Cdn $2,495,260), and a construction loan facility with a maximum value of US $850,000 (Cdn $1,174,240).

Interest rates for each of the loan segments are as follows:

Line of Credit:	floating at the 30-day London Interbank Offered Rate (“LIBOR”) plus 350 basis points;
Equipment leases:	6.6% and 5.3%
Construction loan:	floating at the 30-day LIBOR plus 325 basis points.

The loans are secured and are subject to certain financial covenants including a minimum debt service coverage and a maximum ratio of debt to worth. The loans are guaranteed by the Company, EII and Greencycle. There have been no borrowings on the line of credit or construction loan, and, as at March 31, 2003, the lease facilities have been fully drawn down.

The Company was in compliance with all covenants at March 31, 2003.

7.	Long Term Debt

	March 31,	March 31,	September 30,
	2003	2002	2002

Notes Payable
Various notes bearing interest at 7.0% to 10.5% per annum and repayable in up to 60 monthly installments of principal and interest through 2007, collateralized by the related equipment	2,334,561	4,373,305	2,482,480

	2,334,561	4,373,305	2,482,480
Less: Principal due within one year	939,981	1,821,057	1,078,108

Long-term portion	1,394,580	2,552,248	1,404,372

Principal obligations due within the next five years are as follows

2004	939,981
2005	607,609
2006	495,070
2007	216,502
2008	75,399

2,334,561

8.	Obligations Under Capital Leases

Capital lease obligations consist of leases on mobile equipment and office equipment repayable over varying terms from 36 to 62 months at interest rates ranging from 5.25% to 12.99% per annum. Future minimum lease payments are as follows:

2004	643,052
2005	649,912
2006	635,056
2007	623,886
2008	251,233

Minimum lease payments	2,803,139
Less: amounts representing interest	343,686

Present value of obligations under capital leases	2,459,453
Less: principal due within one year	508,413

Long term portion	1,951,040

9.	Loans Payable

By loan agreements, and as amended, between the Company and two of its directors and officers, the Company has borrowed a total of $2,287,309 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. In addition to the security listed below, the Company has agreed to provide one of the directors, if requested, a guarantee and postponement of claim supported by a registered charge over the accounts receivable of its Florida subsidiary, Consolidated Resource Recovery Inc.

On April 1, 1999, the Company borrowed $300,000 from a shareholder of the Company to meet the Company’s short-term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5 per annum, payable monthly. The company repaid $150,000 of the loan on October 22, 2002.

The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, B.C. property. The loans are subrogated to the Royal Bank of Canada debt (note 6(a)).

While the terms of repayment for the loans are on a demand basis, it is the lenders intent not to call for repayment of the debts on or before March 31, 2004.

10.	Share Capital

Authorized: 50,000,000 common shares, no par value

Issued and fully paid:

	March 31, 2003		March 31, 2002		September 30, 2002

	Number	Stated	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital	of Shares	Capital

Balance, beginning of period	9,976,299	15,970,199	9,913,799	15,945,824	9,913,799	15,945,824
Issued during the period:
Exercise of options for cash	18,000	6,660	62,500	24,375	62,500	24,375
Share issue expenses	—	(653,777)	—	(653,777)	—	(653,777)

Balance, end of period	9,994,299	15,323,082	9,976,299	15,316,422	9,976,299	15,316,422

10.	Share Capital (continued)

(a)	The Company has directors’ and employees’ stock options outstanding as follows:

	Shares	Exercise Price	Expiry Date

Directors	115,000	0	December 18, 2003
Directors	402,500	1	March 14, 2007
Directors	15,000	1	March 20, 2007
Employees	27,900	0	December 18, 2003
Employees	38,500	0	February 15, 2005
Employees	105,000	0	February 15, 2005
Employees	160,000	1	March 14, 2007
Employees *	30,000	1	March 14, 2007

	893,900

* This option is vested as to 20,000 shares on March 15, 2003 and will vest as to 10,000 additional shares on March 31, 2004, provided that the employee is employed by the Company on the vesting date.

(b)	As at March 31, 2003, the Company had issued 883,900 exercisable stock options with a weighted average exercise price of $0.51. The weighted average remaining contractual life of the options outstanding is 3.1 years.

		Weighted
		Average
		Exercise
	Shares	Price

Outstanding, October 1, 2002	911,900	1
Granted	—	—
Cancelled	—	—
Exercised	(18,000)	0

Outstanding, March 31, 2003	893,900	1

(c)	On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 Common shares of the Company are issuable under the plan including 911,900 options outstanding on the date of adoption.

11.	Related Party Transactions

Included in accounts payable and accrued liabilities at March 31, 2003 were amounts aggregating $204,619 (March 31, 2002 — $506,084; (March 31, 2002 — $506,084; September 30, 2002 — $740,765) payable to directors of the Company for accrued management remuneration expense reimbursements, and accrued loan interest. In addition to the loans, as detailed in Note 9, the Company entered into the following transactions with the directors of the Company:

	March 31,	March 31,	September 30,
	2003	2002	2002

Management remuneration	150,374	153,495	554,728
Interest and loan fees	83,950	81,107	168,555

	234,324	234,602	723,283

12.	Geographically Segmented Information

Six months ended March 31, 2003:	Canada	United States	Consolidated

Sales to unaffiliated customers	958,003	9,961,852	10,919,855
Inter-segment revenue (expense)	221,497	(221,497)	—

Total revenue	1,179,500	9,740,355	10,919,855

Net earnings (loss) before income taxes	(322,295)	362,851	40,556
Income taxes	—	140,067	140,067

Net earnings (loss) for the period	(322,295)	222,784	(99,511)

Identifiable assets on March 31, 2003	3,820,688	12,633,779	16,454,467

Six months ended March 31, 2002:	Canada	United States	Consolidated

Sales to unaffiliated customers	1,024,396	11,245,075	12,269,471
Inter-segment revenue (expense)	262,754	(262,754)	—

Total revenue	1,287,150	10,982,321	12,269,471

Net earnings (loss) before income taxes	(384,907)	474,660	89,753
Income taxes	—	—	—

Net earnings (loss) for the period	(384,907)	474,660	89,753

Identifiable assets on March 31, 2002	4,069,521	10,169,081	14,238,602

Year ended September 30, 2002:	Canada	United States	Consolidated

Sales to unaffiliated customers	3,917,963	23,839,760	27,757,723
Inter-segment revenue (expense)	791,781	(791,781)	—

Total revenue	4,709,744	23,047,979	27,757,723

Net earnings (loss) before income taxes	(148,807)	1,687,109	1,538,302
Income tax recovery	(13,967)	(596,088)	(610,055)

Net earnings (loss) for the year	(134,840)	2,283,197	2,148,357

Identifiable assets on September 30, 2002	3,295,707	12,669,599	15,965,306

13.	Commitments

CRRI has entered into an employment agreement with a certain member of management through December 31, 2002. This agreement provides for a total monthly salary of approximately Cdn $14,600 (US $9,946) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases annually based on the consumer price index. Negotiations are presently underway to renew the contract on substantially the same terms.

The Company has entered into operating leases for certain machinery, equipment and office space. Rental expense under these leases was approximately Cdn $930,073 (including US $572,788) for the six months ended March 31, 2003. Minimum future rental payments under these leases are as follows:

2004	1,599,193
2005	1,354,771
2006	337,072

3,291,036

In February, 2003 the Company’s subsidiary, CRRI commenced construction of a yard waste processing facility and new operations/administrative facilities on the property acquired by it in 2002. The facilities are expected to be completed in late summer to mid-September, 2003 at a forecast cost of US $1,731,000 (Cdn $2,650,000) As at March 31, 2003, the CRRI estimates the remaining costs to complete the project to be US $1,067,000 (Cdn $1,566,000). At March 31, 2003, the company had entered into contracts totalling US $924,456 towards the construction costs of which US $904,846 remained outstanding (Cdn $1,356,917 and Cdn $1,328,133 respectively).

14.	Income Taxes

The consolidated group has non-capital losses available to reduce taxable income earned in Canada and the United States in this and future years. No future benefit for these losses has been recognized in these financial statements.

Any income tax provision and liability relate to EII and its subsidiaries. Deferred income taxes result from timing differences in the recognition of various expenses for tax and financial reporting purposes. These differences primarily include amortization and various accruals and reserves recognized in different periods for tax and financial reporting purposes.

15.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, demand loans, accounts payable and accrued liabilities, loans payable, and long-term debt. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values.

16.	Comparative Amounts

Certain 2002 comparative amounts have been reclassified to conform with the financial statement presentation adopted for 2003.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

SCHEDULE OF CONSOLIDATED COST OF SALES
For the six months ended March 31, 2003 and 2002

	3 months	3 months	6 months	6 months
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002

Direct Materials
Inventory, beginning of period	$737,520	$799,494	$712,527	$825,951
Purchases of direct materials and subtrades	445,884	567,245	929,800	1,814,064
Testing	4,663	3,283	11,357	9,912

Cost of direct materials available for use	1,188,067	1,370,022	1,653,684	2,649,927
Less: Inventory, end of period	(715,717)	(754,819)	(715,717)	(754,819)

Direct materials used	472,350	615,203	937,967	1,895,108
Direct labour	914,244	968,918	1,841,746	1,991,100
Manufacturing overhead	2,089,985	1,977,167	4,226,761	4,182,965

Manufacturing costs incurred for the period	3,476,579	3,561,288	7,006,474	8,069,173
Work-in-process, beginning of period	65,898	91,474	55,697	83,133

	3,542,477	3,652,762	7,062,171	8,152,306
Less: Work-in-process, end of period	(51,234)	(56,241)	(51,234)	(56,241)

Cost of goods manufactured	3,491,243	3,596,521	7,010,937	8,096,065
Finished goods, beginning of period	479,624	349,822	316,118	185,716

	3,970,867	3,946,343	7,327,055	8,281,781
Less: Finished goods, end of period	(609,511)	(655,517)	(609,511)	(655,517)

Cost of sales for the period	$3,361,356	$3,290,826	$6,717,544	$7,626,264

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

SCHEDULE OF CONSOLIDATED DIRECT SELLING EXPENSES
For the six months ended March 31, 2003 and 2002

	3 months	3 months	6 months	6 months
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002

Advertising	$21,756	$29,032	$26,578	$31,287
Amortization — bag plates and artwork	4,059	5,954	9,179	12,020
Automobile	990	990	1,980	1,980
Bad debts (recovery)	16,544	15,184	28,398	31,797
Commissions	2,100	2,100	4,200	4,200
Discounts and allowances	25,025	37,636	28,023	81,438
Entertainment and promotion	309	557	1,127	670
Freight out	752,177	1,006,484	1,581,873	2,002,973
Marketing consulting	7,045	7,076	14,262	14,152
Miscellaneous	7,052	8,827	12,547	14,090
Travel	94,241	80,265	170,270	155,654

Direct selling expenses	$931,298	$1,194,105	$1,878,437	$2,350,261

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

SCHEDULES OF CONSOLIDATED GENERAL AND ADMINISTRATIVE EXPENSES
For the six months ended March 31, 2003 and 2002

	3 months	3 months	6 months	6 months
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002

Advertising	$8,447	$5,179	$28,325	$14,171
Amortization	76,672	90,016	149,295	180,081
Automobile	9,312	5,355	17,743	11,148
Bank charges and interest	5,416	6,564	10,878	12,568
Business taxes, licenses and fees	18,234	12,815	37,238	25,038
Consulting fees	64,529	27,726	95,216	56,250
Education and training	6,988	3,202	14,982	9,699
Entertainment and promotion	13,109	15,904	28,053	28,836
Foreign exchange loss (gain)	(1,811)	1,896	(3,924)	(8,477)
Insurance	5,874	4,875	11,748	9,750
Interest on long-term debt	139,940	153,856	286,449	323,345
Management fees and salaries	73,289	76,888	150,374	153,495
Miscellaneous	6,692	7,197	15,256	13,638
Office and stationery	20,723	25,551	44,788	48,185
Professional fees	57,736	87,158	127,900	152,667
Rent and office services	34,023	40,701	69,255	80,952
Shareholder relations	13,124	10,487	20,341	17,898
Telephone	42,109	39,531	83,332	84,233
Transfer agent and filing fees	10,914	5,046	12,165	3,170
Travel	19,816	23,686	47,340	47,250
Wages and benefits	628,808	569,148	1,191,972	1,130,560

General and administrative expenses	$1,253,944	$1,212,781	$2,438,726	$2,394,457

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

QUARTERLY REPORT FOR THE SECOND
QUARTER ENDED MARCH 31, 2003

SCHEDULE A:     FINANCIAL INFORMATION

See accompanying unaudited financial statements for the six months ended March 31, 2003.

SCHEDULE B:     SUPPLEMENTARY INFORMATION

1.	Analysis of expenses and deferred costs:

See accompanying unaudited financial statements for the six months ended March 31, 2003.

2.	Related party transactions:

See Note 11 to the financial statements.

3.(a)	Summary of securities issued:

See Note 10 to the financial statements.

3.(b)	Summary of options granted:

See Note 10(a) to the financial statements.

4.(a)	Summary of authorized share capital:

See Note 10 to the financial statements.

4.(b)	Number and recorded value of shares issued:

See Note 10 to the financial statements.

4.(c)	Description of options, warrants and convertible securities:

See Note 10(a) and 10(b) to the financial statements.

4.(d)	Shares subject to escrow or pooling agreements: None

5.(a)	Directors:

Douglas R. Halward James E. H. Darby Howard S. Steinberg	Derrick M. J. Rolfe Richard J. M. Chase

5.(b)	Officers:

James E. H. Darby – Chairman, Chief Executive Officer and Secretary Douglas R. Halward – President

SCHEDULE C:     MANAGEMENT DISCUSSION

See accompanying Management Discussion.

MANAGEMENT DISCUSSION AND ANALYSIS
March 31, 2003

Information About Industry Segments

Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

The following information should be read in conjunction with Consolidated Envirowaste Industries Inc.’s unaudited consolidated financial statements for the six months ended March 31, 2003 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. Segmented information on the Canadian and US operating units are presented in note 12 of the unaudited consolidated financial statements and a discussion of the operating results is presented below according to these operating units.

Overall Results

The Company has reported second quarter net earnings for the three months ended March 31, 2003 of $97,876 or $0.01 per share ($0.01 fully-diluted) compared to net earnings of $47,939 or $0.00 per share ($0.00 fully-diluted) for the comparable quarter of 2002. For the six months ended March 31, 2003 the Company had a loss of $99,511 or $0.01 per share ($0.01 fully-diluted) compared to net earnings of $89,753 or $0.01 per share ($0.01 fully-diluted) for the same six months of 2002. Second quarter revenues increased 2.5% despite the negative effects of the strengthening Canadian dollar versus its US counterpart. Compared to last year’s second quarter, tipping fees and bulk sales increased 6% and 5% respectively. Overall sales for the six month period continue to show the effects of the first quarter $1.5 million drop in tipping revenue with total revenue declining by $1.3 million or 11% over the same six month period of 2002. Second quarter gross margins remained unchanged and strong cost controls served to improve pre tax earnings. The stronger second quarter of 2003 served to bring operating losses into line with the first six months of 2002–despite the decline in revenues. Income tax provisions of $107,000 for the quarter and $140,000 for the first six months also impacted net earnings compared to the same periods in 2002 where earnings were sheltered from tax by the utilization of prior year losses. Cash flow from operations after changes in non-cash working capital items in the second quarter improved by approximately $418,000 over the same quarter in 2002, but cash flow after changes in working capital declined by $575,000 over the same six month period in 2002.

US Operations

Revenues for the quarter, at just over Cdn $4.9 million, increased 11% in terms of US Funds, however, unfavourable currency translation differences reduced the sales increase to 5% for the quarter. Revenues for the six months were approximately $1.3 million lower than the first six months of 2003 which included higher than usual storm related revenues and revenues from a large private sector project which completed late in 2002. Our core business from local municipal work improved over the comparable quarter of last year, while margins increased and selling costs (freight) were reduced as a result of the lower activity in the first quarter and strong cost controls in the second quarter. The Company’s Florida subsidiary commenced construction in February, 2003 of a yard waste facility and new operations/administrative facilities on the property acquired by it in 2002. The project is proceeding smoothly and on schedule for completion in late summer to mid-September, 2003. The Company has in place a US $850,000 financing facility in the event that it is required.

Canadian Operations

Revenues in the second quarter declined by 13% and 7% for the six months ended March 31,2003 over the comparable periods of 2002. Tipping fees were comparable to those of the previous year and bulk sales improved 126% in the second quarter and 68% for the six months compared to last year. Packaged product revenues, however, declined 21% in the quarter and 16% for the six months compared to last year. Customers delayed orders until later into the season this year due to the poor spring weather conditions in 2002. Measures to control costs and adjust production to changes in the market served to keep operating losses in line with last year. This year’s sales were also impacted in March by poor weather. We are happy to report the Abbotsford storm water diversion system, completed in the first quarter, is working as planned and we are well within permit levels.

Liquidity and Capital Resources

Net earnings in the second quarter helped offset the impact of the loss in the first quarter of 2003 and are an improvement over the second quarter of 2002. As the equity base has been rebuilt through stronger earnings over the past two years during our restructuring, the Company has maintained its cash resources and has a much stronger balance sheet than it had in March, 2002. The Company has cash resources to meet day-to-day operating requirements and fund capital additions. The Company’s Florida subsidiary has loan facilities in place, should they be required, to meet it’s projected construction costs.

Outlook

As we reported to you in earlier management discussions, the current anxiety in the American economy, rising fuel costs, municipal budget constraints, and the resurgence of the Canadian dollar continue to be factors which will affect our operations in the remaining quarters of 2003. The effect of weather patterns, which have deviated from norms over the past three to five years, and deferrals, if any, in public and private investment are still challenges to be faced in this fiscal year.

[signed]	[signed]

James E. Darby	Douglas R. Halward
Chairman and Chief Executive Officer	President

EXHIBIT B

Consolidated Envirowaste Industries Inc. 27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6 TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644

NEWS RELEASE

Consolidated Envirowaste Reports Second Quarter Earnings
Abbotsford, British Columbia – May 30, 2003

Consolidated Envirowaste Industries Inc. (TSX Venture Exchange–CWD) announced today its results for the six months ended March 31, 2003. A complete copy of the Company’s second quarter report is available on the World Wide Web at www.sedar.com. Excerpts from the quarterly unaudited financial statements are as follows:

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002

Sales	$5,608,867	$5,472,289	$10,919,855	$12,269,471
Income (loss) before income taxes	204,538	47,939	40,556	89,753
Income tax expense	106,662	—	140,067	—
Net Earnings (Loss)	97,876	47,939	(99,511)	89,753
Basic earnings (loss) per common share	0.01	0.01	(0.01)	0.01
Diluted earnings (loss) per common share	0.01	—	(0.01)	0.01
Weighted average common shares outstanding	9,986,299	9,930,466	9,981,244	9,922,041

The Company has reported second quarter net earnings for the three months ended March 31, 2003 of $97,876 or $0.01 per share ($0.01 fully-diluted) compared to net earnings of $47,939 or $0.00 per share ($0.00 fully-diluted) for the comparable quarter of 2002. For the six months ended March 31, 2003 the Company had a loss of $99,511 or $0.01 per share ($0.01 fully-diluted) compared to net earnings of $89,753 or $0.01 per share ($0.01 fully-diluted) for the same six months of 2002. Second quarter revenues increased 2.5% despite the negative effects of the strengthening Canadian dollar versus its US counterpart. Compared to last year’s second quarter, tipping fees and bulk sales increased 6% and 5% respectively. Overall sales for the six month period continue to show the effects of the first quarter $1.5 million drop in tipping revenue with total revenue declining by $1.3 million or 11% over the same six month period of 2002. Second quarter gross margins remained unchanged and strong cost controls served to improve pre tax earnings. The stronger second quarter of 2003 served to bring operating losses into line with the first six months of 2002–despite the decline in revenues. Income tax provisions of $107,000 for the quarter and $140,000 for the first six months also impacted net earnings compared to the same periods in 2002 where earnings were sheltered from tax by the utilization of prior year losses. Cash flow from operations after changes in non-cash working capital items in the second quarter improved by approximately $418,000 over the same quarter in 2002.

Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

Consolidated Envirowaste Industries Inc.

Per: “James E. Darby"

James E. Darby
Chairman and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.